Exhibit 99.1

Alibaba Group Announces December Quarter 2018 Results

Hangzhou, China, January 30, 2019 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended December 31, 2018.

“Alibaba had another strong quarter. Our resilient operating and financial performance is a direct reflection of our persistent focus on better serving our growing base of nearly 700 million consumers across retail, digital entertainment and local consumer services,” said Daniel Zhang, Chief Executive Officer of Alibaba Group.  “Our growth is also driven by the power of Alibaba’s cloud and data technology that helps expedite the digital transformation of millions of enterprises.”

“In the December quarter, we delivered strong top-line growth of 41% year-over-year,” said Maggie Wu, Chief Financial Officer of Alibaba Group.  “The profitability of our marketplace-based core commerce business, as measured by adjusted EBITA, was RMB54.3 billion (US$7.9 billion), representing a 31% year-over-year growth.  This profitability and US$7.5 billion in free cash flow generated this quarter enable us to continue to invest in other important strategic businesses and technology to support the growth of our ecosystem.”

BUSINESS HIGHLIGHTS

In the quarter ended December 31, 2018:

•                  Revenue was RMB117,278 million (US$17,057 million), an increase of 41% year-over-year.

•                  Revenue from core commerce increased 40% year-over-year to RMB102,843 million (US$14,958 million).

•                  Revenue from cloud computing increased 84% year-over-year to RMB6,611 million (US$962 million).

•                  Revenue from digital media and entertainment increased 20% year-over-year to RMB6,491 million (US$944 million).

•                  Revenue from innovation initiatives and others increased 73% year-over-year to RMB1,333 million (US$193 million).

•                  Annual active consumers on our China retail marketplaces reached 636 million, an increase of 35 million from the 12-month period ended September 30, 2018.

•                  Mobile MAUs on our China retail marketplaces reached 699 million in December 2018, an increase of 33 million over September 2018.

•                  Income from operations was RMB26,798 million (US$3,898 million), an increase of 3% year-over-year.  Adjusted EBITDA increased 13% year-over-year to RMB40,708 million (US$5,921 million).

•                  Adjusted EBITA for core commerce was RMB46,079 million (US$6,702 million), an increase of 20% year-over-year.  Our marketplace-based core commerce adjusted EBITA (see definition at the end of this results announcement), a non-GAAP measurement, increased 31% year-over-year to RMB54,303 million (US$7,898 million).

•                  Net income attributable to ordinary shareholders was RMB33,052 million (US$4,807 million), and net income was RMB30,964 million (US$4,504 million), representing a year-over-year increase of 37% and 33%, respectively.

•                  Non-GAAP net income was RMB29,797 million (US$4,334 million). Diluted EPS was RMB12.64 (US$1.84) and non-GAAP diluted EPS was RMB12.19 (US$1.77).

•                  Net cash provided by operating activities was RMB64,898 million (US$9,439 million) and non-GAAP free cash flow was RMB51,373 million (US$7,472 million).

BUSINESS AND STRATEGIC UPDATES

Core Commerce

Taobao — robust user growth and enhanced engagement.  In December 2018, our China retail marketplaces had 699 million mobile MAUs, representing a quarterly net increase of 33 million.  Annual active consumers on our China retail marketplaces was 636 million for the 12 months ended December 31, 2018, compared to 601 million for the 12 months ended September 30, 2018, reflecting successful user acquisition programs, such as referrals through the Alipay App, and is an early indicator of transaction activity on our platforms.  Over 70% of the increase in annual active consumers was from third-and-lower tier cities, demonstrating the success of our initiatives to cater to a broader base of users through simpler interfaces for first-time or less frequent users.  Ongoing enhancements in search and personalized recommendations on the Taobao App drove increased user engagement and purchase conversion.

Tmall — extending B2C market leadership.  Tmall continued to extend its B2C market leadership and consumer wallet share.  Excluding unpaid orders, Tmall physical goods GMV grew 29% year-over-year in the quarter ended December 31, 2018, outpacing the industry and reflecting strong secular consumption trends.  This robust growth was driven by strength in the fast-moving consumer goods (FMCG), apparel and home furnishing categories.

Our annual 11.11 Global Shopping Festival was another record-breaking event, generating RMB213.5 billion in GMV settled through Alipay on our marketplaces, up 27% year-over-year.  The robust GMV growth was driven by an increase in the number of buyers through higher user traffic generation and improved conversion rates.  Over 40% of Chinese consumers on 11.11 made purchases from international brands, and overseas consumers from 230 countries and regions also made purchases during the festival.  This year’s Global Shopping Festival saw the most extensive participation and synergy creation by our business units, which this year went well beyond our China retail marketplaces, to encompass our offerings in online video entertainment, local services, cross-border e-commerce and store-based retail.  The success of the festival demonstrated the strength of our technology and logistics infrastructure, as well as payment and other e-commerce ecosystem partners, operating at massive scale.

Tmall extended its leadership position as the engagement and distribution platform of choice in China for global brands.  During the quarter, brands including Valentino, Ermenegildo Zegna, Stuart Weitzman and Sergio Rossi opened Tmall flagship stores and joined the Tmall Luxury Pavilion.

New Retail — redefining the future of brick-and-mortar.  Our New Retail strategy is transforming the traditional retail industry by digitizing all aspects of store-based retail operations.  We enable traditional retailers to deliver an unrivalled consumer experience and achieve operating efficiency through our consumer insight technology, on-demand delivery, inventory tracking, supply chain management and mobile payment solutions.  As of the end of the quarter, we have digitized approximately 470 Sun Art stores with our New Retail know-how and technology, enabling these stores to better manage their retail systems, while allowing consumers to place orders through the Taobao App and secure delivery through our on-demand delivery platform.

Our proprietary grocery retail chain Freshippo (formerly Hema) continued to expand its footprint, optimize its stores and introduce new initiatives that improve customer experience.  As of December 31, 2018, there were 109 self-operated Freshippo stores in China, primarily located in tier 1 and tier 2 cities.  During the quarter, Freshippo continued to achieve robust same-store sales growth.

Local consumer services — driving greater value to consumers and merchants in the local consumer service industry.  In December 2018, we combined our on-demand food delivery platform Ele.me with our restaurant and local service guide platform Koubei to create a discrete business that we call “local consumer services.”  This business is financed with over US$3 billion in equity capital from Alibaba, SoftBank and other third party investors.  During the quarter, daily on-demand orders and GMV continued to show strong growth.  Our local consumer services business is an important part of our consumer-facing platform, which leverages our 636 million annual active consumers to further penetrate the local services market, increasing our ability to tap into China’s ongoing consumption upgrade.  In addition, we expect that our commerce platform technology, know-how and infrastructure will deliver consumer insights and digitized operational solutions to empower local merchants on the platform.

Cainiao Network — facilitating enhanced delivery experiences for the continuing consumption upgrade of Chinese consumers.  During the 2018 11.11 Global Shopping Festival, Cainiao processed an unprecedented over 1 billion delivery orders, demonstrating Cainiao’s capability to coordinate a complex logistics ecosystem at massive scale.  Internationally, we saw continued growth in Chinese consumer demand for high quality imports from Japan, the United States, South Korea, Australia and Germany — the top five countries selling into China during the festival.  To ensure a smooth and timely delivery experience for consumers during the festival, Cainiao and its partners operated 34 bonded warehouses in major ports throughout China to facilitate same-day or next-day delivery of overseas orders.

International — building foundation for growth in Southeast Asia.  During the quarter, we emphasized strengthening Lazada’s third-party marketplace business, which witnessed robust growth in GMV.  At the same time, we reduced exposure to direct product sales in select merchandise categories, as we believe this strategy will best position Lazada for sustainable and scalable long-term growth.  We have upgraded Lazada’s technology, which resulted in robust increase in active users and greater user engagement on Lazada’s mobile app.  We continue to invest resources to integrate Lazada’s business and technology operations into Alibaba with the aim of building a strong foundation for us to extend our offerings in Southeast Asia.

As it relates to cross-border, our priority is to meet rising demand for high-quality imported products to serve Chinese consumers.  At China’s inaugural Global Import Leadership Summit held in Shanghai in November, we announced a commitment to import US$200 billion of goods from all over the world over the next five years.  To this end, we expect to significantly invest in our supply chain capabilities, overseas supplier enablement, import platform operations as well as cross-border logistics.

Cloud Computing

Cloud computing revenue grew 84% year-over-year to RMB6,611 million (US$962 million), primarily driven by increased spending from enterprise customers.  During the December 2018 quarter, Alibaba Cloud launched 678 new products and features, including those related to core cloud offerings, data intelligence, AI applications, security and enterprise solutions.

In November 2018, we appointed Jeff Zhang as president of Alibaba Cloud, adding to his responsibility on top of his role as our Chief Technology Officer.  We believe that placing Alibaba Cloud under the leadership of our group’s overall technology management will enable our cloud business to leverage the best-in-class technology innovations of the entire group.  Under this framework, we can make available to customers of Alibaba Cloud much of the proprietary technology we use in our own business, such as infrastructure technology, data management and value-added services.

Digital Media and Entertainment

The synergies between our commerce and entertainment businesses continue to deliver a superior user experience that helps us increase paying subscribers for the Youku online video platform. During the quarter, Youku’s average daily subscribers increased 64% year-over-year.

To more closely align the distribution business with our content strategy, during the quarter, we agreed to increase our stake in Alibaba Pictures to approximately 51%, subject to approval by Alibaba Pictures’ independent shareholders.  Upon closing, Alibaba Pictures will become our consolidated subsidiary, and our digital media and entertainment businesses, including Youku, Damai and Alibaba Literature, will begin to collaborate more closely with Alibaba Pictures.  We have also named Luyuan Fan, the Chairman and CEO of Alibaba Pictures, as the president of our digital media and entertainment business.  We believe increased alignment of strategy and management will put our digital media and entertainment business in a stronger position to deliver competitive offerings to consumers.

Cash Flow from Operating Activities and Free Cash Flow

Net cash provided by operating activities in the quarter ended December 31, 2018 was RMB64,898 million (US$9,439 million), an increase of 17% compared to RMB55,428 million in the same quarter of 2017.  Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended December 31, 2018 increased by 11% to RMB51,373 million (US$7,472 million), from RMB46,399 million in the same quarter of 2017.  A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Share Repurchase

In September 2018, we announced an ADS repurchase plan to implement the previously announced US$6 billion share repurchase program.  Including the repurchase of approximately 9.12 million ADSs already announced in our prior earnings release on November 2, 2018, we have now repurchased approximately 10.86 million of our ADSs for a total of approximately US$1.57 billion as of January 29, 2019.

KEY OPERATIONAL METRICS*

	December 31,	September 30,	December 31,	Net adds
	2017	2018	2018	YoY	QoQ

China Commerce Retail:
Annual active consumers(1) (in millions)	515	601	636	121	35
Mobile monthly active users (MAUs)(2) (in millions)	580	666	699	119	33

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2018.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

DECEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended December 31,
	2017	2018		YoY %
	RMB	RMB	US$(1)	Change
	(in millions, except percentages and per share amounts)

Revenue	83,028	117,278	17,057	41%

Income from operations	25,996	26,798	3,898	3%
Operating margin	31%	23%
Adjusted EBITDA(2)	36,183	40,708	5,921	13%
Adjusted EBITDA margin(2)	44%	35%
Adjusted EBITA(2)	33,662	36,567	5,318	9%
Adjusted EBITA margin(2)	41%	31%

Net income	23,332	30,964	4,504	33%
Net income attributable to ordinary shareholders	24,073	33,052	4,807	37%
Non-GAAP net income(2)	27,007	29,797	4,334	10%

Diluted earnings per share/ADS (EPS)	9.20	12.64	1.84	37%
Non-GAAP diluted EPS(2)	10.61	12.19	1.77	15%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.8755 to US$1.00, the exchange rate on December 31, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

DECEMBER QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended December 31, 2018
	Core commerce		Cloud computing	Digital media and entertainment		Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB		RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	102,843		6,611	6,491		1,333	—	117,278	17,057

Income (loss) from operations	40,368		(1,233)	(7,097)		(2,549)	(2,691)	26,798	3,898
Add: Share-based compensation expense	3,253		954	769		940	1,044	6,960	1,012
Add: Amortization of intangible assets	2,458		5	294		13	39	2,809	408

Adjusted EBITA	46,079	(2)	(274)	(6,034	)(3)	(1,596)	(1,608)	36,567	5,318
Adjusted EBITA margin	45%		(4)%	(93)%		(120)%		31%

	Three months ended December 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	73,244	3,599	5,413	772	—	83,028

Income (loss) from operations	35,439	(793)	(3,828)	(1,814)	(3,008)	25,996
Add: Share-based compensation expense	2,226	608	510	808	963	5,115
Add: Amortization of intangible assets	865	4	1,105	—	83	2,057
Add: Impairment of goodwill	—	—	—	—	494	494

Adjusted EBITA	38,530	(181)	(2,213)	(1,006)	(1,468)	33,662
Adjusted EBITA margin	53%	(5)%	(41)%	(130)%		41%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Marketplace-based core commerce adjusted EBITA increased 31% year-over-year to RMB54,303 million (US$7,898 million).

(3)         Adjusted EBITA loss include impairment charges on licensed copyrights of RMB2.8 billion (US$407 million).

DECEMBER QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended December 31, 2018 was RMB117,278 million (US$17,057 million), an increase of 41% compared to RMB83,028 million in the same quarter of 2017.  The increase was mainly driven by the robust revenue growth of our China commerce retail business, the consolidation of Ele.me, as well as strong revenue growth of Alibaba Cloud.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended December 31,
	2017		2018
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	38,800	47%	49,592	7,213	42%	28%
- Commission	16,221	19%	20,165	2,933	17%	24%
- Others	5,084	6%	11,298	1,643	10%	122%
	60,105	72%	81,055	11,789	69%	35%
China commerce wholesale	1,926	2%	2,694	392	2%	40%
International commerce retail	4,733	6%	5,834	849	5%	23%
International commerce wholesale	1,666	2%	2,175	316	2%	31%
Cainiao logistics services	3,907	5%	4,491	653	4%	15%
Local consumer services	—	—	5,159	750	5%	N/A
Others	907	1%	1,435	209	1%	58%
Total core commerce	73,244	88%	102,843	14,958	88%	40%

Cloud computing	3,599	4%	6,611	962	6%	84%
Digital media and entertainment	5,413	7%	6,491	944	5%	20%
Innovation initiatives and others	772	1%	1,333	193	1%	73%
Total	83,028	100%	117,278	17,057	100%	41%

Core commerce

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in the quarter ended December 31, 2018 was RMB81,055 million (US$11,789 million), an increase of 35% compared to RMB60,105 million in the same quarter of 2017. Revenue from our China retail marketplaces continued to see strong growth. Combined customer management and commission revenues grew 27% year-over-year, which represents an increase of 28% in customer management revenue and an increase of 24% in commission revenue.  The growth of customer management revenue was primarily the result of increases in the volume of paid clicks driven by higher click-through rate.  The growth of commission revenue was primarily due to strong 29% year-over-year growth of Tmall physical goods GMV (excluding unpaid orders).  The discrepancy of growth rates between commission revenue and Tmall physical goods GMV (excluding unpaid orders) is primarily due to our adoption of a new accounting requirement, which has the effect of spreading out recognition of revenue from annual service fees received from Tmall merchants, whereas we previously recognized these fees at the end of each calendar year.  “Others” revenue was RMB11,298 million (US$1,643 million), a significant increase compared to RMB5,084 million in the same quarter of 2017, primarily driven by contributions from Freshippo, Tmall Direct Import and other direct sale businesses.

Mobile MAUs — Mobile MAUs on our China retail marketplaces grew to 699 million in December 2018, compared to 666 million in September 2018, representing a net addition of 33 million MAUs in the quarter, a 21% increase from 580 million in December 2017.

Annual active consumers — Our China retail marketplaces had 636 million annual active consumers for the 12 months ended December 31, 2018, compared to 601 million for the 12 months ended September 30, 2018, representing a net addition of 35 million, and a 23% increase from 515 million in the 12 months ended December 31, 2017.  During the quarter, over 70% of the increase in annual active consumers was from third-and-lower tier cities, demonstrating the success of our initiatives to cater to a broader base of users through simpler interfaces for first-time or less frequent users.  The longer consumers have been with our platform, the more they spend and the more orders they place across more product categories.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended December 31, 2018 was RMB2,694 million (US$392 million), an increase of 40% compared to RMB1,926 million in the same quarter of 2017. The increase was primarily due to an increase in the average revenue from paying members on 1688.com, our domestic wholesale marketplace.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended December 31, 2018 was RMB5,834 million (US$849 million), an increase of 23% compared to RMB4,733 million in the same quarter of 2017.  The increase was primarily due to our consolidation of Trendyol, Turkey’s leading e-commerce platform.  Lazada’s revenue growth was slower than prior quarters primarily due to a decrease in revenue generated from our direct sales business (where revenue is recorded on a gross basis including the cost of inventory).  During the quarter, Lazada strengthened its core marketplace businesses and reduced exposure to direct sales in select merchandise categories.  This business model shift resulted in accelerating marketplace GMV growth, although direct sales revenue declined during the same period.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended December 31, 2018 was RMB2,175 million (US$316 million), an increase of 31% compared to RMB1,666 million in the same quarter of 2017.  The increase was primarily due to increases in the average revenue from paying members and the number of paying members on Alibaba.com, our global wholesale marketplace.

•                  Cainiao logistics services

Revenue from Cainiao logistics services, which represents revenue from the domestic and international one-stop-shop logistics services and supply chain management solutions provided by Cainiao Network, after elimination of inter-company transactions, was RMB4,491 million (US$653 million), an increase of 15% compared to RMB3,907 million in the same quarter of 2017.

•                  Local consumer services

Revenue from local consumer services, which primarily represents revenues from platform commissions, provision of food delivery services and other services provided by our on-demand food delivery platform Ele.me, was RMB5,159 million (US$750 million).  We started to consolidate Ele.me in May 2018 and Koubei in December 2018.

Cloud computing

Revenue from our cloud computing business in the quarter ended December 31, 2018 was RMB6,611 million (US$962 million), an increase of 84% compared to RMB3,599 million in the same quarter of 2017, primarily driven by increased spending from enterprise customers.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended December 31, 2018 was RMB6,491 million (US$944 million), an increase of 20% compared to RMB5,413 million in the same quarter of 2017.  The increase was primarily due to an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search and game publishing, and an increase in subscription revenue from Youku.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended December 31, 2018 was RMB1,333 million (US$193 million), an increase of 73% compared to RMB772 million in the same quarter of 2017.  The increase was mainly due to an increase in revenue from Tmall Genie and Amap.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended December 31,					% of
	2017		2018			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	35,078	42%	60,813	8,845	52%	10%
Product development expenses	6,289	7%	8,901	1,295	8%	1%
Sales and marketing expenses	8,542	10%	12,104	1,760	10%	0%
General and administrative expenses	4,572	6%	5,853	851	5%	(1)%
Amortization of intangible assets	2,057	3%	2,809	408	2%	(1)%
Impairment of goodwill	494	1%	—	—	—	(1)%
Total costs and expenses	57,032	69%	90,480	13,159	77%	8%

Share-based compensation expense by function:
Cost of revenue	1,328	2%	1,582	230	2%	0%
Product development expenses	1,895	2%	2,987	434	3%	1%
Sales and marketing expenses	469	0%	838	122	0%	0%
General and administrative expenses	1,423	2%	1,553	226	1%	(1)%
Total share-based compensation expense	5,115	6%	6,960	1,012	6%	0%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	33,750	40%	59,231	8,615	50%	10%
Product development expenses	4,394	5%	5,914	861	5%	0%
Sales and marketing expenses	8,073	10%	11,266	1,638	10%	0%
General and administrative expenses	3,149	4%	4,300	625	4%	0%
Amortization of intangible assets	2,057	3%	2,809	408	2%	(1)%
Impairment of goodwill	494	1%	—	—	—	(1)%
Total costs and expenses excluding share-based compensation expense	51,917	63%	83,520	12,147	71%	8%

Cost of revenue — Cost of revenue in the quarter ended December 31, 2018 was RMB60,813 million (US$8,845 million), or 52% of revenue, compared to RMB35,078 million, or 42% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 40% in the quarter ended December 31, 2017 to 50% in the quarter ended December 31, 2018. The increase was primarily due to (i) our consolidation of Ele.me, (ii) an increase of the cost of inventory and logistics from our New Retail and direct import businesses, as well as (iii) an increase in content spending by Youku on original content and impairment charges on licensed copyrights of RMB2.8 billion (US$407 million).

Product development expenses — Product development expenses in the quarter ended December 31, 2018 were RMB8,901 million (US$1,295 million), or 8% of revenue, compared to RMB6,289 million, or 7% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 5% in the quarter ended December 31, 2018 and the same quarter last year.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended December 31, 2018 were RMB12,104 million (US$1,760 million), or 10% of revenue, compared to RMB8,542 million, or 10% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 10% in the quarter ended December 31, 2018 and the same quarter last year.

General and administrative expenses — General and administrative expenses in the quarter ended December 31, 2018 were RMB5,853 million (US$851 million), or 5% of revenue, compared to RMB4,572 million, or 6% of revenue, in the same quarter of 2017. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% in the quarter ended December 31, 2018 and the same quarter last year.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended December 31, 2018 was RMB6,960 million (US$1,012 million), an increase of 36% compared to RMB5,115 million in the same quarter of 2017. Share-based compensation expense as a percentage of revenue remained stable at 6% in the quarter ended December 31, 2018 and the same quarter last year. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	December 31, 2017		September 30, 2018		December 31, 2018			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	4,371	5%	6,060	7%	5,853	851	5%	34%	(3)%
- Ant Financial employees and other consultants(1)	293	1%	105	0%	26	4	0%	(91)%	(75)%
Ant Financial share-based awards granted to our employees(1)	232	0%	438	0%	505	73	0%	118%	15%
Others	219	0%	440	1%	576	84	1%	163%	31%
Total share-based compensation expense	5,115	6%	7,043	8%	6,960	1,012	6%	36%	(1)%

(1)                    Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees remained stable in this quarter compared to the previous quarter. We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards we grant to our employees and consultants in the future.  Furthermore, we expect that our share-based compensation expense will continue to be affected by future changes in the valuation of Ant Financial, although any such changes will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended December 31, 2018 was RMB2,809 million (US$408 million), an increase of 37% from RMB2,057 million in the same quarter of 2017, primarily due to an increase in amortization of intangible assets acquired from business combinations of Ele.me and Koubei.

Income from operations and operating margin

Income from operations in the quarter ended December 31, 2018 was RMB26,798 million (US$3,898 million), or 23% of revenue, an increase of 3% compared to RMB25,996 million, or 31% of revenue, in the same quarter of 2017.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 13% year-over-year to RMB40,708 million (US$5,921 million) in the quarter ended December 31, 2018, compared to RMB36,183 million in the same quarter of 2017.  Adjusted EBITA increased 9% year-over-year to RMB36,567 million (US$5,318 million) in the quarter ended December 31, 2018, compared to RMB33,662 million in the same quarter of 2017.  Reconciliations of net income to adjusted EBITDA and adjusted EBITA are included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended December 31,
	2017		2018
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Core commerce	38,530	53%	46,079	6,702	45%
Cloud computing	(181)	(5)%	(274)	(40)	(4)%
Digital media and entertainment	(2,213)	(41)%	(6,034)	(878)	(93)%
Innovation initiatives and others	(1,006)	(130)%	(1,596)	(232)	(120)%

Core commerce segment — Adjusted EBITA increased by 20% to RMB46,079 million (US$6,702 million) in the quarter ended December 31, 2018, compared to RMB38,530 million in the same quarter of 2017. Marketplace-based core commerce adjusted EBITA increased 31% year-over-year to RMB54,303 million (US$7,898 million).  Adjusted EBITA margin decreased from 53% in the quarter ended December 31, 2017 to 45% in the quarter ended December 31, 2018 due to strategic investments, primarily including aggressive investment in local consumer services and gradual revenue mix shift towards self-operated New Retail and direct import businesses where revenue is recorded on a gross basis including the cost of inventory. A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investments in new businesses and revenue mix shift to self-operated New Retail and direct import businesses.

Cloud computing segment — Adjusted EBITA in the quarter ended December 31, 2018 was a loss of RMB274 million (US$40 million), compared to a loss of RMB181 million in the same quarter of 2017. Adjusted EBITA margin improved to negative 4% in the quarter ended December 31, 2018 from negative 5% in the quarter ended December 31, 2017.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended December 31, 2018 was a loss of RMB6,034 million (US$878 million), compared to a loss of RMB2,213 million in the same quarter of 2017. Adjusted EBITA margin decreased to negative 93% in the quarter ended December 31, 2018 from negative 41% in the quarter ended December 31, 2017, primarily due to our investments in the production of original content and licensing rights and impairment charges on licensed copyrights of RMB2.8 billion (US$407 million), following a regular evaluation of programming that did not generate expected returns.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended December 31, 2018 was a loss of RMB1,596 million (US$232 million), compared to a loss of RMB1,006 million in the same quarter of 2017. The increase in adjusted EBITA loss was primarily due to investments in new business initiatives, including Tmall Genie.

Interest and investment income, net

Interest and investment income, net in the quarter ended December 31, 2018 was RMB11,560 million (US$1,681 million), which mainly included a non-cash gain of RMB21,990 million (US$3,198 million) arising from the revaluation of our previously held equity interest in Koubei when we obtained control in December 2018. The gain was partly offset by impairment charges of RMB7,059 million (US$1,026 million) on certain investments, as well as net loss arising from the change in fair value of certain equity investments.

Other income (loss), net

Other income, net in the quarter ended December 31, 2018 was RMB387 million (US$56 million), compared to other loss, net of RMB348 million in the same quarter of 2017. The increase in other income was primarily due to a decrease in exchange loss from a loss of RMB907 million in the quarter ended December 31, 2017 to a loss of RMB101 million (US$15 million) in the quarter ended December 31, 2018.  During the quarter, we did not recognize any royalty fees and software technology service fees under our profit sharing arrangement with Ant Financial.  In the current quarter, Ant Financial continued its strategic investments to acquire new users and capture growth opportunities in the offline payment market.  Currently, Alipay and its affiliates have over 1 billion annual active users globally.  In the coming quarters, Ant Financial expects to continue investments aimed at capturing the strategic opportunities amid the digital transformation of China’s real economy.

Income tax expenses

Income tax expenses in the quarter ended December 31, 2018 were RMB5,586 million (US$812 million), compared to RMB6,663 million in the same quarter of 2017.

Our effective tax rate was 15% in the quarter ended December 31, 2018, compared to 14% in the same quarter of 2017. Excluding share-based compensation expense, investment gain/loss and impairment of investments, our effective tax rate would have been 21% in the quarter ended December 31, 2018.

Share of results of equity investees

Share of results of equity investees in the quarter ended December 31, 2018 was a loss of RMB861 million (US$125 million), compared to a loss of RMB18,452 million in the same quarter of 2017.  We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in the quarter ended December 31, 2018 and the comparative periods consisted of the following:

	Three months ended
	December 31, 2017		September 30, 2018	December 31, 2018
	RMB		RMB	RMB	US$
	(in millions)
Share of (loss) profit of equity investees:
- Koubei(1)	(580)		—	—	—
- Other equity investees	681		1,735	22	3
Impairment loss	(18,153	)(3)	—	(493)	(72)
Dilution (loss) gain	(10)		(41)	26	4
Others(2)	(390)		(440)	(416)	(60)
Total	(18,452)		1,254	(861)	(125)

(1)         We started to consolidate Koubei in December 2018 after we obtained control.

(2)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

(3)         As previously disclosed, in the quarter ended December 31, 2017, we took an impairment loss of RMB18,116 million with respect to Alibaba Pictures, one of our affiliated movie production businesses.

Net income and Non-GAAP net income

Our net income in the quarter ended December 31, 2018 was RMB30,964 million (US$4,504 million), an increase of 33% compared to RMB23,332 million in the same quarter of 2017.

Excluding share-based compensation expense, non-recurring disposal gains and certain other items, non-GAAP net income in the quarter ended December 31, 2018 was RMB29,797 million (US$4,334 million), an increase of 10% compared to RMB27,007 million in the same quarter of 2017. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended December 31, 2018 was RMB33,052 million (US$4,807 million), an increase of 37% compared to RMB24,073 million in the same quarter of 2017.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended December 31, 2018 was RMB12.64 (US$1.84) on a weighted average of 2,614 million diluted shares outstanding during the quarter, an increase of 37% compared to RMB9.20 on a weighted average of 2,615 million diluted shares outstanding during the same quarter of 2017. Excluding share-based compensation expense, non-recurring disposal gains and certain other items, non-GAAP diluted EPS in the quarter ended December 31, 2018 was RMB12.19 (US$1.77), an increase of 15% compared to RMB10.61 in the same quarter of 2017. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of December 31, 2018, cash, cash equivalents and short-term investments were RMB192,317 million (US$27,972 million), compared to RMB171,875 million as of September 30, 2018. The increase in cash, cash equivalents and short-term investments during the quarter ended December 31, 2018 was primarily due to free cash flow generated from operations of RMB51,373 million (US$7,472 million), partly offset by cash used in investment and acquisition activities of RMB22,888 million (US$3,329 million) and share repurchase of RMB8,989 million (US$1,307 million).  Since announcing the ADS repurchase plan in September 2018, we have repurchased approximately 10.86 million of our ADSs for a total of approximately US$1.57 billion as of January 29, 2019.

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended December 31, 2018 was RMB64,898 million (US$9,439 million), an increase of 17% compared to RMB55,428 million in the same quarter of 2017. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended December 31, 2018 was RMB51,373 million (US$7,472 million), compared to RMB46,399 million in the same quarter of 2017. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended December 31, 2018, net cash used in investing activities of RMB31,055 million (US$4,517 million) primarily reflected (i) cash outflow of RMB22,888 million (US$3,329 million) for investment and acquisition activities, including investments in Focus Media and Tokopedia, (ii) capital expenditures of RMB10,100 million (US$1,469 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campus of RMB89 million (US$13 million), as well as (iii) acquisition of licensed copyrights and other intangible assets of RMB3,514 million (US$511 million).

Employees

As of December 31, 2018, we had a total of 101,550 employees, compared to 93,397 as of September 30, 2018.  The number of employees as of December 31, 2018 increased by 8,153 from September 30, 2018, primarily due to our consolidation of newly acquired businesses and our expansion in local consumer services.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial result at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on January 30, 2019.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 6099834

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 6099834).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on January 30, 2019.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere and the company aims to achieve sustainable growth for 102 years. For fiscal year ended March 2018, the company reported revenue of US$39.9 billion.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contacts

Brion Tingler

brion.tingler@alibaba-inc.com

Katie Lee
k.lee@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s expected revenue growth; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help investors identify and understand underlying trends in our business without the effect of certain income or expenses that are reflected in income from operations, net income and diluted EPS.  We believe that marketplace-based core commerce adjusted EBITA is a measure that can help investors better understand the performance of our marketplace commerce business, which is the contributor of the large majority of our revenue.  We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and marketplace-based core commerce adjusted EBITA provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.  We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.  These non-GAAP measures should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income (loss), net, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income (loss), net, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) local consumer services, (ii) Lazada, (iii) New Retail and direct import and (iv) Cainiao Network.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain or loss on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment, licensed copyrights and other intangible assets (excluding acquisition of land use rights and construction in progress relating to office campus).

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	83,028	117,278	17,057	188,334	283,346	41,211
Cost of revenue	(35,078)	(60,813)	(8,845)	(74,540)	(151,319)	(22,009)
Product development expenses	(6,289)	(8,901)	(1,295)	(16,068)	(28,776)	(4,185)
Sales and marketing expenses	(8,542)	(12,104)	(1,760)	(19,658)	(30,131)	(4,382)
General and administrative expenses	(4,572)	(5,853)	(851)	(11,690)	(17,277)	(2,513)
Amortization of intangible assets	(2,057)	(2,809)	(408)	(5,791)	(7,524)	(1,094)
Impairment of goodwill	(494)	—	—	(494)	—	—

Income from operations	25,996	26,798	3,898	60,093	48,319	7,028
Interest and investment income, net	23,643	11,560	1,681	28,550	25,441	3,700
Interest expense	(844)	(1,334)	(194)	(2,391)	(3,887)	(565)
Other (loss) income, net	(348)	387	56	3,276	(1,228)	(179)

Income before income tax and share of results of equity investees	48,447	37,411	5,441	89,528	68,645	9,984
Income tax expenses	(6,663)	(5,586)	(812)	(14,035)	(11,528)	(1,677)
Share of results of equity investees	(18,452)	(861)	(125)	(20,722)	(262)	(38)

Net income	23,332	30,964	4,504	54,771	56,855	8,269
Net loss attributable to noncontrolling interests	741	2,156	313	1,653	5,118	745

Net income attributable to Alibaba Group Holding Limited	24,073	33,120	4,817	56,424	61,973	9,014

Accretion of mezzanine equity	—	(68)	(10)	—	(203)	(30)
Net income attributable to ordinary shareholders	24,073	33,052	4,807	56,424	61,770	8,984

Earnings per share attributable to ordinary shareholders
Basic	9.41	12.83	1.87	22.12	23.94	3.48
Diluted	9.20	12.64	1.84	21.64	23.54	3.42

Weighted average number of share used in calculating earnings per ordinary share
Basic	2,557	2,576		2,551	2,580
Diluted	2,615	2,614		2,607	2,623

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce(1)	73,244	102,843	14,958	162,733	244,506	35,562
Cloud computing(2)	3,599	6,611	962	9,005	16,976	2,469
Digital media and entertainment(3)	5,413	6,491	944	14,292	18,406	2,677
Innovation initiatives and others(4)	772	1,333	193	2,304	3,458	503

Total	83,028	117,278	17,057	188,334	283,346	41,211

(1)         Revenue from core commerce is primarily generated from our China retail marketplaces, 1688.com, AliExpress, Alibaba.com, Lazada.com, Cainiao logistics services and local consumer services.

(2)         Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3)         Revenue from digital media and entertainment is primarily generated from Youku and UCWeb.

(4)         Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives.  Other revenue also includes SME annual fee received from Ant Financial and its affiliates.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	35,439	40,368	5,871	84,083	87,680	12,752
Cloud computing	(793)	(1,233)	(179)	(2,022)	(4,472)	(650)
Digital media and entertainment	(3,828)	(7,097)	(1,032)	(10,599)	(16,192)	(2,355)
Innovation initiatives and others	(1,814)	(2,549)	(371)	(4,882)	(8,525)	(1,240)
Unallocated	(3,008)	(2,691)	(391)	(6,487)	(10,172)	(1,479)

Total	25,996	26,798	3,898	60,093	48,319	7,028

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	38,530	46,079	6,702	91,914	108,683	15,807
Cloud computing	(181)	(274)	(40)	(446)	(994)	(145)
Digital media and entertainment	(2,213)	(6,034)	(878)	(5,710)	(12,968)	(1,886)
Innovation initiatives and others	(1,006)	(1,596)	(232)	(2,136)	(4,039)	(587)
Unallocated	(1,468)	(1,608)	(234)	(3,424)	(4,458)	(648)

Total	33,662	36,567	5,318	80,198	86,224	12,541

The table below sets forth selected financial information of our operating segments for nine months ended December 31, 2018:

	Nine months ended December 31, 2018
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	244,506		16,976	18,406	3,458	—	283,346	41,211

Income (loss) from operations	87,680		(4,472)	(16,192)	(8,525)	(10,172)	48,319	7,028
Add: Share-based compensation expense	14,640		3,463	2,297	4,456	5,525	30,381	4,419
Add: Amortization of intangible assets	6,363		15	927	30	189	7,524	1,094

Adjusted EBITA	108,683	(2)	(994)	(12,968) (3)	(4,039)	(4,458)	86,224	12,541
Adjusted EBITA margin	44%		(6)%	(70)%	(117)%		30%

	Nine months ended December 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	162,733	9,005	14,292	2,304	—	188,334

Income (loss) from operations	84,083	(2,022)	(10,599)	(4,882)	(6,487)	60,093
Add: Share-based compensation expense	5,773	1,567	1,606	2,554	2,320	13,820
Add: Amortization of intangible assets	2,058	9	3,283	192	249	5,791
Add: Impairment of goodwill	—	—	—	—	494	494

Adjusted EBITA	91,914	(446)	(5,710)	(2,136)	(3,424)	80,198
Adjusted EBITA margin	56%	(5)%	(40)%	(93)%		43%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Marketplace-based core commerce adjusted EBITA increased 30% year-over-year to RMB126,901 million (US$18,457 million).

(3)         Adjusted EBITA loss included impairment charges on licensed copyrights of RMB2.8 billion (US$407 million).

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2018	2018
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	199,309	189,204	27,519
Short-term investments	6,086	3,113	453
Restricted cash and escrow receivables	3,417	7,911	1,150
Investment securities	4,815	8,274	1,203
Prepayments, receivables and other assets	43,228	53,178	7,735
Total current assets	256,855	261,680	38,060

Investment securities (1)	38,192	137,000	19,926
Prepayments, receivables and other assets	26,274	25,363	3,689
Investment in equity investees (1)	139,700	90,831	13,211
Property and equipment, net	66,489	90,814	13,208
Intangible assets, net	27,465	67,994	9,889
Goodwill	162,149	244,261	35,526
Total assets	717,124	917,943	133,509

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	6,028	7,361	1,071
Current unsecured senior notes	—	15,451	2,247
Income tax payable	13,689	17,348	2,523
Escrow money payable	3,053	6,790	988
Accrued expenses, accounts payable and other liabilities	81,165	114,477	16,650
Merchant deposits	9,578	18,401	2,676
Deferred revenue and customer advances	22,297	28,944	4,210
Total current liabilities	135,810	208,772	30,365

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of December 31,
	2018	2018
	RMB	RMB	US$
	(in millions)

Deferred revenue	993	1,301	189
Deferred tax liabilities	19,312	21,006	3,055
Non-current bank borrowings	34,153	35,085	5,103
Non-current unsecured senior notes	85,372	78,156	11,367
Other liabilities	2,045	5,536	805
Total liabilities	277,685	349,856	50,884

Commitments and contingencies	—	—	—

Mezzanine equity	3,001	7,165	1,042

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	186,764	225,328	32,773
Treasury shares at cost	(2,233)	(386)	(56)
Restructuring reserve	(361)	(163)	(24)
Subscription receivables	(163)	(179)	(26)
Statutory reserves	4,378	4,561	664
Accumulated other comprehensive income (loss) (1)	5,083	(1,119)	(163)
Retained earnings (1)	172,353	232,850	33,866

Total shareholders’ equity	365,822	460,893	67,034
Noncontrolling interests	70,616	100,029	14,549

Total equity	436,438	560,922	81,583

Total liabilities, mezzanine equity and equity	717,124	917,943	133,509

(1)         We adopted ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” beginning in the first quarter of fiscal year 2019. After our adoption of this new accounting update, equity investments other than those accounted for under the equity method or those that result in the consolidation of the investee are required to be measured at fair value, with subsequent changes in fair value recognized in the income statement. We have adopted this new accounting update using the modified retrospective method. For available-for-sale securities, RMB8,196 million in unrealized gains, net of tax recorded in accumulated other comprehensive income as of March 31, 2018 was reclassified into retained earnings upon the initial adoption as of April 1, 2018.  Investments measured under the cost method of RMB59,942 million as of March 31, 2018 was reclassified into investment securities as of April 1, 2018.  The consolidated balance sheets as of March 31, 2018 was not retrospectively adjusted.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities(1)	55,428	64,898	9,439	111,422	132,422	19,260
Net cash used in investing activities(1)	(24,304)	(31,055)	(4,517)	(63,788)	(134,309)	(19,534)
Net cash provided by (used in) financing activities	34,274	(8,915)	(1,297)	24,964	(8,111)	(1,180)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables (1)	(1,508)	(66)	(9)	(3,412)	4,387	638

Increase (decrease) in cash and cash equivalents, restricted cash and escrow receivables	63,890	24,862	3,616	69,186	(5,611)	(816)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	151,687	172,253	25,053	146,391	202,726	29,485

Cash and cash equivalents, restricted cash and escrow receivables at end of period	215,577	197,115	28,669	215,577	197,115	28,669

(1)         We adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” beginning in the first quarter of fiscal year 2019. As a result of adopting this new accounting update, we retrospectively adjusted the consolidated statements of cash flows to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of the retrospective reclassification on cash flows from operating activities, investing activities and effect of exchange rate changes for the nine months ended December 31, 2017 was an increase of RMB431 million, an increase of RMB286 million and an increase of RMB9 million, respectively.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	23,332	30,964	4,504	54,771	56,855	8,269
Less: Interest and investment income, net	(23,643)	(11,560)	(1,681)	(28,550)	(25,441)	(3,700)
Add: Interest expense	844	1,334	194	2,391	3,887	565
Less: Other (loss) income, net	348	(387)	(56)	(3,276)	1,228	179
Add: Income tax expenses	6,663	5,586	812	14,035	11,528	1,677
Add: Share of results of equity investees	18,452	861	125	20,722	262	38
Income from operations	25,996	26,798	3,898	60,093	48,319	7,028
Add: Share-based compensation expense	5,115	6,960	1,012	13,820	30,381	4,419
Add: Amortization of intangible assets	2,057	2,809	408	5,791	7,524	1,094
Add: Impairment of goodwill	494	—	—	494	—	—
Adjusted EBITA	33,662	36,567	5,318	80,198	86,224	12,541
Add: Depreciation and amortization of property and equipment and land use rights	2,521	4,141	603	6,140	10,553	1,535
Adjusted EBITDA	36,183	40,708	5,921	86,338	96,777	14,076

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Adjusted EBITA for core commerce	38,530	46,079	6,702	91,914	108,683	15,807
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	2,905	8,224	1,196	5,869	18,218	2,650
Marketplace-based core commerce adjusted EBITA	41,435	54,303	7,898	97,783	126,901	18,457

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	23,332	30,964	4,504	54,771	56,855	8,269
Add: Share-based compensation expense	5,115	6,960	1,012	13,820	30,381	4,419
Add: Amortization of intangible assets	2,057	2,809	408	5,791	7,524	1,094
Add: Impairment of goodwill and investments	19,033	7,552	1,098	20,374	7,910	1,150
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(22,406)	(16,859)	(2,452)	(25,792)	(27,564)	(4,009)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	66	66	10	199	198	29
Add: Immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings	—	—	—	92	—	—
Adjusted for tax effects on non-GAAP adjustments(1)	(190)	(1,695)	(246)	(140)	(1,953)	(284)

Non-GAAP net income	27,007	29,797	4,334	69,115	73,351	10,668

(1)         Tax effects on non-GAAP adjustments are comprised of tax provisions on the amortization of intangible assets and certain investment gains.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)

Net income attributable to ordinary shareholders — basic	24,073	33,052	4,807	56,424	61,770	8,984
Dilution effect on earnings arising from option plans operated by equity investees	(4)	(16)	(2)	(10)	(31)	(5)
Net income attributable to ordinary shareholders — diluted	24,069	33,036	4,805	56,414	61,739	8,979
Add: Non-GAAP adjustments to net income(1)	3,675	(1,167)	(170)	14,344	16,496	2,399

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	27,744	31,869	4,635	70,758	78,235	11,378

Weighted average number of shares on a diluted basis	2,615	2,614		2,607	2,623
Diluted EPS(2)	9.20	12.64	1.84	21.64	23.54	3.42
Add: Non-GAAP adjustments to net income per share(3)	1.41	(0.45)	(0.07)	5.50	6.29	0.92

Non-GAAP diluted EPS(4)	10.61	12.19	1.77	27.14	29.83	4.34

(1)        See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)        Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(3)        Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(4)        Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities(1)	55,428	64,898	9,439	111,422	132,422	19,260
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campus)	(6,463)	(10,011)	(1,456)	(12,998)	(26,648)	(3,876)
Less: Acquisition of licensed copyrights and other intangible assets	(2,566)	(3,514)	(511)	(7,195)	(12,010)	(1,747)

Free cash flow	46,399	51,373	7,472	91,229	93,764	13,637

(1)        We adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” beginning in the first quarter of fiscal year 2019.  As a result of adopting this new accounting update, we retrospectively adjusted the consolidated statements of cash flows to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.  The impact of our retrospective reclassification on cash flows from operating activities for the nine months ended December 31, 2017 was an increase of RMB431 million.

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018
	(in millions)
Annual active consumers	454	466	488	515	552	576	601	636

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018
	(in millions)
Mobile MAUs	507	529	549	580	617	634	666	699